Exhibit 3.106

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:57 PM 12/07/2006
FILED 07:58 PM 12/07/2006
SRV 061121318 - 4264020 FILE
CERTIFICATE OF FORMATION
OF
ALLIED WASTE SYSTEMS OF INDIANA, LLC
1.	The name of the limited liability company is:

Allied Waste Systems of Indiana, LLC

2.	The limited liability company is to be managed by its members.

3.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Allied Waste Systems of Indiana, LLC this 7th day of December, 2006.

BROWNING-FERRIS INDUSTRIES, LLC a Delaware limited liability company Sole Member
By:	/s/ Jo Lynn White
Jo Lynn White, Assistant Secretary of
Allied Waste North America, Inc., Sole Member of Browning-Ferris industries, LLC